Exhibit 99.1

Pembina Pipeline Corporation to be added to the S&P/TSX 60

CALGARY, March 26, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) is pleased to announce its inclusion in the S&P/TSX 60 index. This change will be effective at market open on April 1, 2014.

The S&P/TSX 60 is a capitalization-weighted index offering exposure to 60 large-cap Canadian companies in various industries and is also structured to reflect the sector weights of the S&P/TSX Composite. The S&P/TSX 60 represents 60 leading companies in the major industries of the Canadian economy and is generally regarded as the best single indicator of the Canadian equities market.

Standard & Poor's is a provider of independent credit ratings, indices, risk evaluation, investment research, data and valuations. For more information, visit www.standardandpoors.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 13:33e 26-MAR-14